SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 2)

                            The Dial Corp
                          (Name of Issuer)

                   Common Stock  ($1.50 Par Value)
                  (Title of Class of Securities)

                     (CUSIP Number) 252470109

         MICHAEL F. PRICE, HEINE SECURITIES CORPORATION
                    51 JOHN F. KENNEDY PARKWAY
              SHORT HILLS, NJ 07078   (201) 912-2152
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          July 8, 1996
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on the following page(s))
                         Page 1 of 7 pages

CUSIP No. 252470109           13D          Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION   Delaware

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              9,254,300 (See Items 2 and 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            N/A
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           9,254,300 (See Items 2 and 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              9,254,300 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9% (See Items 2 and 5)

14   TYPE OF REPORTING PERSON*          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 252470109           13D        Page 3 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*         N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION

     United States

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              N/A (See Items 2 and 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            9,254,300 (See Items 2 and 5)
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           N/A (See Items 2 and 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                9,254,300 (See Items 2 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              9,254,300 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9% (See Items 2 and 5)

14   TYPE OF REPORTING PERSON*          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Items 3, 4 and 5 of the Schedule 13D filed by the undersigned on January 17, 1996, as amended on April 2, 1996, are hereby amended in their entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $270,064,387 (including brokerage commissions). All such funds were provided from working capital of HSC's respective advisory clients.

Item 4.  Purpose of Transaction

HSC's advisory clients have owned securities of the Issuer at various times since prior to November 1991. The securities covered by this statement were acquired by HSC's advisory clients for the purpose of investment.

In the future, HSC may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, HSC may cause its advisory clients to dispose of any or all securities of the Issuer in a manner permitted by applicable securities laws.

HSC has reviewed the Issuer's form 10 and 8-K filings which provide further details of the proposed spin-off of the Consumer Products Group ("New Dial"). Based on its review,
HSC has concluded that certain aspects of the transaction will dilute shareholder values rather than enhance them and as a result are not in the best interest of shareholders.
However, HSC believes that modification of the transaction as outlined below would redress these undesirable elements of the plan. Therefore, HSC feels it is incumbent upon the Issuer's Board of Directors to delay the spin-off pending review and implementation of such modifications.

A basic flaw of Issuer's plan is the overleveraging of the Consumer Products Group and immediate need to issue $100 million of new equity in order to strengthen its balance sheet. Viad Corporation will also be dependent on subsequent transactions in order to maintain its investment grade debt rating. HSC believes that the Issuer could generate approximately $280 - $330 million in proceeds from the sale of specific non-core and low yielding assets prior to the spin-off. Such proceeds could then be used to pay down debt and thereby alleviate the need for a dilutive stock offering, enhance the Issuer's credit rating and fortify the balance sheets of both Viad and New Dial. Asset disposals should include the Issuer's interest in professional sport teams, the Dial Tower office building, two Gulfstream IV aircraft, resort investments and corporate residences in locations such as Manhattan.

A second major flaw of the proposed transaction is the Issuer's failure to establish a strong and independent Board of Directors for Viad Corporation. HSC is concerned about the apparent composition of this new Board and additionally feels it is imperative for Viad to include several independent directors of the highest caliber in order to ensure the monitoring and prohibition of insider transactions. In this regard, HSC is disappointed that the Issuer's Board has to date taken no action concerning a material conflict in interest in the AZPB Limited Partnership (regarding the Arizona Diamondbacks) and made no statements regarding its investigation of numerous specific allegations of corporate waste and mismanagement of corporate funds. Furthermore, the Board has shown no intention to curb excessive corporate expenditures such as the $10-$12 million annual charge for two corporate aircraft.

Unless the Issuer's Board takes immediate steps to address these issues, the Board risks a permanent and continuing dilution of shareholder values. Furthermore, HSC remains unconvinced that alternative proposals to enhance shareholder value have been explored sufficiently, and HSC believes that the Board should revisit the entire spin-off structure as contemplated before proceeding with this course.

 As part of its continuing efforts to assess the value of its clients' investment in the Issuer and, in particular, to further investigate the above, HSC has communicated with the Issuer's management and intends to do so in the future. HSC intends to communicate with, among others, the Issuer's Board of Directors and other shareholders of the Issuer. In addition, HSC's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Neither HSC nor, to the best of HSC's knowledge, any executive officer or director of HSC, has any present plans or intentions, which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC (and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of 9,254,300 shares of the Common Stock owned by HSC's advisory clients, representing approximately 9.9% of the outstanding shares of the Common Stock. HSC has the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of the Common Stock covered by this Statement. HSC and Mr. Price disclaim any economic interest or beneficial ownership in any shares of the Common Stock covered by this Statement.

(c) Amended Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than HSC's advisory clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 1996


/s/ Michael F. Price
President
Heine Securities Corporation

/s/ Michael F. Price

                      AMENDED EXHIBIT B

     SUMMARY OF TRANSACTIONS WITHIN THE LAST SIXTY DAYS


Date      Buy/Sell  No. of Shares        Price
   7/8/96 B         110,000            28.9824
   7/5/96 B         117,800            28.8660
  6/19/96 S           2,300            29.0000
  6/18/96 S         151,200            29.0813
  6/17/96 S          13,100            29.5000
  6/17/96 S         200,000            29.0000